UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves appointment of Board Member

Rio de Janeiro, January 29, 2020 - Petróleo Brasileiro S.A. - Petrobras reports that its Board of Directors, in a meeting held today, approved the appointment of Mrs. Maria Cláudia Guimarães for the position of member of the company's Board of Directors. This appointment will be submitted to the next General Shareholders' Meeting to be held.

Mrs. Maria Cláudia Guimarães holds a solid career in the financial market, where she has worked for 33 years. She was Executive Officer at Bank of America Merrill Lynch, ING Bank NV and Bank Boston, leading the Oil & Gas, Mining, Steel and Energy sectors. Today she is a partner at KPC Consultoria Financeira focused on asset management. Recently, she served as a Board Member at Constellation Oil Services in Luxembourg.

She has extensive experience in corporate finance, capital markets, M&A, debt restructuring and project financing.

Throughout her career, she has worked with Petrobras and its subsidiaries in Brazil and abroad, by financing projects for the development of the Campos Basin and the Santos Basin, stock and bond issues, development of treasury and cash management products and divestment advisory in the offshore area, having also coordinated a Mergers, Acquisitions and Capital Markets training program at Petrobras University.

Mrs. Maria Cláudia holds a B.S. in Production Engineering from the Federal University of Rio de Janeiro (UFRJ), with an Executive MBA from COPPEAD (UFRJ).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer